

July 18, 2017

Via E-Mail
Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019

>   **Re: The Spectranetics Corporation**
>   **Schedule 14D-9**
>   **Filed on July 12, 2017**
>   **SEC File No. 005-43013**

Dear Mr. Van Ngo:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation
Certain Spectranetics Forecasts, page 39

1.   We note that you provided certain financial projections to J.P. Morgan and that the projections you disclosed are summaries. Please disclose those projections in full as well as the assumptions made to develop those projections. Also, provide the reconciliation required under Rule 100(a) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Thomas at (202) 551-3577 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions